SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2007
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F          x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Naspers Limited, Naspers capital
raising priced at R163, dated March
8, 2007

Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
share code: NPN ISIN Code: ZAE000015889
(“Naspers” or the “Company” or the “Group”)

NASPERS CAPITAL RAISING PRICED AT R163

Naspers is pleased to announce the pricing of the capital raising announced on 27
February 2007 (the "Capital Raising").

In the Capital Raising, 39.9 million new Naspers “N” shares (“New “N” Shares”) have been placed with institutional investors by way of a private placement at an offer price of ZAR163.00 (the "Offer Price") per New “N” Share. The Offer Price of ZAR163.00
represents a discount of 1.2% to the closing price of Naspers “N” shares on the JSE
Limited (the “JSE”) on 7 March 2007 and a discount of 9.0% to the weighted average traded price of Naspers “N” shares on the JSE over the 30 prior trading days. Based on the Offer Price, the gross proceeds to be received by Naspers will be approximately
ZAR6.5 billion, or approximately US$875 million (at an indicative ZAR/US$ exchange rate of 7.43). The New “N” Shares represent approximately 12.4 per cent of Naspers’
issued “N” ordinary share capital prior to the Capital Raising.

Proceeds from the Capital Raising will be used in the execution of Naspers’ investment strategy and to replenish internal resources utilised for the purposes of acquiring interests in the Russian internet portal Mail.ru and the Brazilian magazine publisher
Abril.

As is customary in both local and international primary capital raisings, Naspers has granted an over-allotment option pursuant to which Naspers may be required to issue an additional 5.7 million New “N” Shares at the Offer Price, in order to cover over-
allotments, if any.

The New “N” Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued “N” ordinary shares of Naspers, including the right to receive future dividends and other distributions declared, made or paid after the date of their issue. Application will be made for the New “N” Shares to be admitted to trading on the JSE ("Admission"). Admission, settlement and commencement of dealings are expected to take place on or around 15 March 2007.
Disclaimer
This announcement has been issued by, and is the sole responsibility of Naspers
Limited.
The distribution of this announcement and the offer and sale of Naspers Limited N shares in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of, and observe, any such restrictions. This announcement does not in any manner constitute an invitation to invest or an advertisement, notification, statement or announcement soliciting investment in the shares of Naspers Limited or an offer of securities for sale in the United States or in any jurisdiction in which such an offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities
Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.
Certain statements in this announcement constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Naspers Limited to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. These factors include those discussed in our reports submitted to the
SEC. We undertake no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: March 8, 2007 by                         /s/Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director